EXHIBIT 99
                                                                      ----------

                            CORAL GOLD RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1
                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600
                                www.coralgold.com
                                ir@coralgold.com

January 18, 2005                              Trading Symbols: TSX Venture - CGR
                                                               US OTC.BB - CGREF


  Strong Evidence that Robertson Property has Excellent Potential for Expansion

Coral Gold Resources Ltd. (the "Company") is pleased to announce the results of the Company's latest drilling program at it's 100 % owned Robertson Property, located in eastern Lander County, NV. The purpose of the drilling was to expand the 39A Zone and Porphyry Zone resources.

The 2004 drilling program, which began November 29, 2004 and was completed December 21, 2004, consisted of 10 vertical reverse-circulation (RVC) drill holes, CR04-11 through CR04-20, totaling 7,200 ft. Depth of the holes ranged from 500-ft to 850-ft-deep. Eight of the RVC holes were directed at expanding the 39A Zone resources and two holes were aimed at assessing a potential northwest extension of mineralization in the Porphyry Zone resource area.

Nine of ten holes encountered ore-grade interval over thicknesses ranging from 75 ft to 230 ft. A summary of assay results are presented below in Table 1. The latest 2004 drilling resulted in a modest increase to the high-grade portion of the 39A resource and two step-out holes, CR04-13 and CR04-18, expanded it over 100 ft to the north and 150 ft east, respectively. Results from these holes provide strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north.

Table 1. Summary of assay results for drill holes CR04-11 through CR04-20 using a 0.01 oz Au/t cutoff grade and a 10 ft minimum thickness.

            Total
Hole No.    Depth      From(ft)     To(ft)     Thickness(ft)*       Gold(oz/ton)

CR04-11      500         345         380            35                  0.020

CR04-12      500         295         395           100                  0.063
Including                305         350            45                  0.086

CR04-13      800         320         370            50                  0.139
including                330         345            15                  0.395
                         465         480            15                  0.027

                         535         545            10                  0.067
                         615         735           120                  0.046
including                620         635            15                  0.169
                         655         675            20                  0.097

CR04-14      770         330         345            15                  0.184
Including                335         340             5                  0.512
                         365         380            15                  0.021
                         435         455            20                  0.033
                         585         605            20                  0.029
                         625         700            75                  0.054
including                650         680            30                  0.089
                         720         740            20                  0.057

CR04-15      800          50          60            10                  0.029
                          85          95            10                  0.036
                         525         760           235                  0.092
including                600         610            10                  0.282
including                670         720            50                  0.209

CR04-16      800         380         390            10                  0.053
                         515         690           175                  0.075
including                550         575            25                  0.136
including                590         635            45                  0.153

CR04-17      800          50          60            10                  0.011
                         180         190            10                  0.014
                         340         370            30                  0.014
                         400         420            20                  0.029
                         435         450            15                  0.014
                         480         710           230                  0.105
including                615         690            75                  0.195

CR04-18      850         600         615            15                  0.154
Including                605         610             5                  0.415
                         740         850           110                  0.068
including                765         820            55                  0.098

CR04-19      600          35         160           125                  0.024
                         320         335            15                  0.021

CR04-20      600         105         140            35                  0.023
                         160         215            55                  0.018
                         230         340           110                  0.026

Of the eight holes, CR04-11 through CR04-18, drilled in the 39A Zone, all holes but one (CR04-11) cut significant mineralization. Holes CR04-15 through CR04-17 extended higher grade mineralization intersected previously in drill holes AT-39A (95'/0.134 oz Au/t), AT-49 (200'/0.124 oz Au/t), CAT-6 (150/0.163 oz

Au/t) and CAT-59 (155'/0.149 oz Au/t) to the south and east. Results of offsetting these holes by the recent Coral drilling, using a 0.02 oz Au/t cutoff grade, include: 160 ft averaging 0.114, starting at 600 ft, in CR04-15; 145 ft averaging 0.092 oz Au/t, from 545 ft, in CR04-16; and 200 ft averaging 0.121 oz Au/t, from 510 ft, returned in CR04-17.

Important results were also returned from holes CR04-13 and CR04-18, which extended 39A mineralization over 100 ft north and 150 ft east. Hole CR04-13, which offset drill holes AT-302 and 99401, encountered much stronger strong chlorite-quartz flooding-sulfide alteration and a thicker mineralized zone than was cut in the earlier holes. These results also suggest that mineralization intersected in hole 99403 (100'/0.028 oz Au/t), collared 250 ft to the northwest of CR04-13, may represent the low-grade western edge of the 39A Zone. Hole CR04-18, which offset drill holes AT-40 (115'/0.088 oz Au/t) and 99410 (no ore-grade intervals) also encountered very strong chlorite-quartz flooding-sulfide alteration and nearly the same thickness of mineralization. These results suggest excellent potential for expanding 39A mineralization eastward. In addition,

The drilling contractor for this program was Lang Exploratory Drilling Co., of Elko, NV. Drill samples were prepared and assayed by ALS Chemex of Reno, NV. Down-the-hole gyroscopic surveys were conducted in holes CR04-13 through CR04-18 by Well Bore Navigation of Elko, NV. Measured deviation in bottoms of these holes ranged from 11 ft to 24 ft to the north-northeast. The drilling program was directly supervised by R.T. McCusker, a qualified person as defined under the National Instrument 43-101.


ON BEHALF OF THE BOARD OF DIRECTORS

s/"David Wolfin"

David Wolfin
Director

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